FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of May, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation
                                        (Registrant)


May 9, 2005
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group




Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp/tetop01/index.htm



                              FOR IMMEDIATE RELEASE

             TDK Issues Stock Acquisition Rights for Stock Options

TOKYO JAPAN, May 9, 2005-----TDK Corporation's (the "Company") Board of Directors today passed a resolution to issue stock acquisition rights with specially favorable terms and conditions to individuals other than stockholders for the purpose of distributing stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The resolution is subject to approval at the 109th Ordinary Annual General Meeting of Stockholders scheduled for June 29, 2005.

1. Reason for Issuing Stock Acquisition Rights With Specially Favorable Terms and Conditions to Parties Other Than Stockholders:

      By implementing a stock option program for high-ranking TDK Managers, as well as Directors and high-ranking Managers of group companies, TDK will provide added incentive for these individuals to improve TDK's consolidated operating results.

2. Matters Pertaining to the Issuance of Stock Acquisition Rights:
   (1)Class and Number of Shares to Be Issued Upon Exercise of Stock Acquisition
      Rights:

      Up to 119,000 shares of common stock

      In the event that the "number of shares granted" (as defined below) is adjusted in accordance with (2) below, the maximum number of shares to be issued for the purpose of granting stock acquisition rights shall be calculated by multiplying the aggregate number of stock acquisition rights to be issued by the "number of shares granted" after adjustment.

   (2)Aggregate Number of Stock Acquisition Rights to Be Issued:
      Up to 1,190

      The number of shares per stock acquisition right (hereinafter the "number of shares granted") shall be 100. Provided, however, that in the event that the Company makes a stock split or stock consolidation for its common stock on and after the date on which stock acquisition rights are issued (hereinafter the "issue date"), the number of shares granted shall be adjusted proportionately based on the stock split or stock consolidation ratio.

      Furthermore, in cases where the "number of shares granted" needs to be adjusted, such as in the event that the Company merges with another company or performs a division, the "number of shares granted" shall be adjusted appropriately based on the conditions of the merger or division. Fractions less than one share arising out of such adjustment shall be discarded.

   (3)Issue Price of Stock Acquisition Rights:
      Free of charge

   (4)Total Amount Due Upon Exercise of Stock Acquisition Rights:
      The total amount due upon exercise of stock acquisition rights shall be the price to be paid for each share, issued or transferred upon the exercise of rights (hereinafter the "exercise price"), multiplied by the "number of shares granted."

      The exercise price shall be an amount which is the average of the closing price (regular way) of the Company's common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of the issuance of stock acquisition rights, multiplied by 1.05. Any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen.

      Provided, however, that, if such price is less than the closing price as of the date of issue of stock acquisition rights, then such closing price reported on the date of issue of stock acquisition rights shall be the exercise price.

      In case the Company issues new shares or disposes of its own shares at a price less than the current market price on or after the issue date (except in the case of the conversion of convertible stock or stock with mandatory conversion terms, or in the case of a request by a stockholder for the sale of shares constituting less than one unit or the exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen:

                                                Number of shares    Amount paid
                                                newly issued     x  per share
                               Number of      + _______________________________
                               shares issued           Current market price
Exercise      Exercise price
price after = before         x ________________________________________________
adjustment    adjustment
                               Number of               Number of new shares
                               shares issued   +       increased after stock
                                                       split or new issuance

      In the above formula, the "number of shares issued" shall be defined as the number of shares of common stock issued and outstanding less the number of treasury stock. In the event that the Company disposes of treasury stock, the "number of shares newly issued" shall be read as "number of treasury stock disposed of." Provided, however, that in the event that the Company makes a stock split or stock consolidation for its common stock on or after the issue date, the exercise price shall be adjusted proportionately based on the stock split or stock consolidation ratio.

      Furthermore, in cases where the "exercise price" needs to be adjusted, such as in the event that the Company merges with another company or performs a division, the "exercise price" shall be adjusted appropriately based on the conditions of the merger or division. And any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen.

   (5)Exercise Period for Stock Acquisition Rights:
      From August 1, 2007 to July 31, 2011

   (6)Conditions for Exercising of Stock Acquisition Rights:
      Partial exercise of stock acquisition rights is not permitted.

   (7)Reasons and Conditions for the Cancellation of Stock Acquisition Rights:
      1. The Company may cancel these stock acquisition rights without compensation, if a proposal for approval of a merger agreement, under which the Company is to be dissolved, is approved at a meeting of stockholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.
      2. In the event that the Company acquires unexercised stock acquisition rights, it may cancel these stock acquisition rights without compensation at any time.

   (8)Transfer Restrictions of Stock Acquisition Rights:
      The transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

3. Matters Pertaining to the Allotment of Stock Acquisition Rights:
   When granting stock acquisition rights, the Company shall execute an "Agreement of Allotment of Stock Acquisition Rights" with each eligible person. This Agreement sets forth the conditions that the Company's Board of Directors has deemed reasonable based on the purpose of issuing the of stock acquisition rights.

Note: Subject to approval of the issue and granting of stock acquisition rights at the 109th Ordinary Annual General Meeting of Stockholders scheduled for June 29, 2005, the specific details will be determined at a meeting of the Board of Directors to be held subsequent to the closing of this Ordinary Annual General Meeting of Stockholders.


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Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp/tetop01/index.htm




                              FOR IMMEDIATE RELEASE


 Grant of Stock Acquisition Rights as the means of a stock option scheme for a stock-linked compensation plan

TOKYO JAPAN, May 9, 2005-----TDK Corporation's (the "Company") Board of Directors today passed a resolution regarding the issuance to individuals other than stockholders of stock acquisition rights with specially favorable terms and conditions as a stock-linked compensation plan for Company directors and corporate officers, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. This resolution is subject to approval at the 109th Ordinary Annual General Meeting of Stockholders scheduled for June 29, 2005.

1. Reason for Issuing Stock Acquisition Rights With Specially Favorable
   Terms and Conditions to Individuals Other Than Stockholders:
Part of the remuneration of directors and corporate officers of TDK is structured so that they also share the risk of a decrease in the Company's share price with stockholders and not just the benefits of a price increase. The stock option program is thus designed to provide TDK's directors and corporate officers with further incentive for improving the Company's operating results and share price.

2. Matters Pertaining to the Issuance of Stock Acquisition Rights:
   (1)Class and Number of Shares to Be Issued Upon the Exercise of the Stock Acquisition Rights:

      Up to 41,000 shares of common stock

      In the event that the "number of shares granted" (as defined below) is adjusted in accordance with (2) below, the number of shares to be issued shall be adjusted by multiplying the "number of shares granted" after said adjustment by the total number of stock acquisition rights.

   (2)Aggregate Number of Stock Acquisition Rights to Be Issued:
      Up to 410

      The number of shares per stock acquisition right (hereinafter the "number of shares granted") shall be 100.

      However, in the event that the Company splits or consolidates its common stock on or after the date of issuance of stock acquisition rights (hereinafter the "issue date"), the "number of shares granted" shall be adjusted proportionately based on the particular stock split or stock consolidation ratio.

      Furthermore, in cases where the "number of shares granted" needs to be adjusted, such as in the event that the Company merges with another company or performs a division, the "number of shares granted" shall be adjusted appropriately based on the conditions of the merger or division.

      Fractions of less than one share arising out of the above adjustments shall be discarded.

   (3)Issue Price of Stock Acquisition Rights:
      Free of charge

   (4)Total Amount Due Upon Exercise of Each Stock Acquisition Right:
      The total amount due upon exercise of each stock acquisition right shall be the price to be paid for each share issued or transferred upon the exercise of each right, which shall be Y1, multiplied by the "number of shares granted."

   (5)Exercise Period for Stock Acquisition Rights:
      The exercise period shall be determined by TDK's Board of Directors and be within the period beginning on July 1, 2005 and ending on June 30, 2025.

   (6)Conditions for Exercising of Stock Acquisition Rights:
      1. Stock acquisition rights holders, excluding 2. below, shall not be able to exercise stock acquisition rights in the period from July 1, 2005 to June 30, 2008 and to be able to exercise stock acquisition rights after July 1, 2008.
      2. Stock acquisition rights holders shall be permitted to exercise stock acquisition rights until June 30, 2008 in cases specified in a) and b) below, as long as it is within the time frame stipulated.
            In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contract employees. *This definition is same in this resolution.)
               Three years from the day after losing the position

            a) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.
                 A period of 15 days from the day following the approval date

      3. After July 1, 2008, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.
      4. Partial exercise of each stock acquisition right is not permitted.

   (7)Reasons and Conditions for the Cancellation of Stock Acquisition Rights:
      In the event that a stock acquisition rights holder becomes unable to exercise stock acquisition rights, the Company can cancel those rights without compensation.

   (8)Transfer Restrictions of Stock Acquisition Rights:
      The transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

3. Matters Pertaining to the Allotment of Stock Acquisition Rights:
   When granting stock acquisition rights, the Company shall execute an "Agreement of Allotment of Stock Acquisition Rights" with each eligible person. This Agreement sets forth conditions that the Company's Board of Directors has deemed reasonable based on the purpose of issuing the stock acquisition rights.

Note: Subject to approval of the issue and granting of stock acquisition rights at the 109th Ordinary Annual General Meeting of Stockholders scheduled for June 29, 2005, the specific details will be determined at a meeting of the Board of Directors to be held subsequent to the closing of this Ordinary Annual General Meeting of Stockholders.


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